DeHeng Chen, LLC

225 Broadway, Suite 1910

New York, NY 10007

Tel: (212) 608-6500

Fax: (212) 608-9050

Sender’s e-mail: xchen@dcclaw.com

March 31, 2009

Ta Tanisha Meadows

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Elite Information Co., Ltd. (the “Company”)

Item 4.01 Form 8-K

Filed March 24, 2009

File No. 0-25591

Dear Ms. Meadows:

On behalf of the Company, we are responding to your letter dated March 24, 2009 (the "Comment Letter") addressed to Mr. Li Kin Shing, the President and CEO of the Company, with respect to the above referenced filing. Set forth below is the point raised in the Comment Letter and the response of the Company to the Staff’s Comment Letter. In the response below, we have referred to the heading and comment number in the Comment Letter.

Item 4.01 Form 8-K Filed March 24, 2009

1.

It appears that you have not yet engaged a new independent registered public accounting firm. Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm in a current report on Form 8-K and to provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

Response: We have advised the Company that upon the engagement of its new independent registered public accounting firm, the Company will have to report the engagement within four (4) business days of such occurrence, including the disclosure

Ta Tanisha Meadows

March 31, 2009

required by paragraph (a)(2) of Item 304 of Regulation S-K. The Company has informed us that they are near completion of the process of selecting a new independent registered public accounting firm.

We have attached to this letter a written statement from the Company with the acknowledgements requested by the Staff’s Comment Letter.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.

Sincerely,

/s/ Xiaomin Chen, Esq.
Xiaomin Chen, Esq.

cc: Li Kin Shing

CHINA ELITE INFORMATION CO., LTD.

c/o DeHeng Chen, LLC

225 Broadway, Suite 1910

New York, NY 10007

March 31, 2009

Ta Tanisha Meadows

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Meadows:

In regard to the current report on Form 8-K of China Elite Information Co., Ltd. (the “Company”) filed on March 24, 2009, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CHINA ELITE INFORMATION CO., LTD.

By: /s/ Li Kin Shing Li Kin Shing Chief Executive Officer